Powell Capital Markets, Inc.
Statement of Financial Condition

September 30, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 9/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Powell Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Becker Farm Road
(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Powell — (973) 740-1230
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - if individual, state last, first, middle name)

529 5th Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Powell Capital Markets, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Shareholder's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Powell Capital Markets, Inc. for the year ended September 30, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Securities Principal,
Financial and Operations Principal
Title

Notary Public

DENISE C BIRNBACH
Notary Public – State of Florida
Commission # GG 181638
My Comm. Expires Feb 1, 2022



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President
Powell Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Powell Capital Markets, Inc. as of September 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Powell Capital Markets, Inc. as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Powell Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Powell Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Powell Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Substantial Doubt about Powell Capital Markets, Inc.'s Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that Powell Capital Markets, Inc. will continue as a going concern. As discussed in Note 2 to the financial statement, Powell Capital Markets, Inc. has experienced recurring losses, and has negative cash flows from operations over several years. These conditions raise substantial doubt about Powell Capital Markets, Inc.'s ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Citrin Cooperman & Company, LLP

We have served as Powell Capital Markets, Inc.'s auditor since 2018.
New York, New York
December 27, 2019

Powell Capital Markets, Inc.

Statement of Financial Condition
September 30, 2019

Assets

Cash	$	203,337
Receivable from clearing broker, including clearing deposit of $25,000		52,457
Fixed assets (net of accumulated depreciation of $2,282)		31,954
Prepaid expenses and other assets		15,716
Total assets	$	303,464

Liabilities and Stockholder's Equity

Deferred rent	$	8,470
Lease liability		32,009
Accounts payable		67,345
Total liabilities		107,824

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized,		
400 shares issued and outstanding		40,000
Additional paid-in capital		452,075
Accumulated deficit		(296,435)
Total stockholder's equity		195,640
Total liabilities and stockholder's equity	$	303,464

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

    Powell Capital Markets, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company participates in municipal bond underwritings and performs financial advisory services for its municipal clients.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Accounting Standards Update ("ASU") 2014-15 became effective for the fiscal year ended September 30, 2016 and requires that management evaluate conditions or events that raise substantial doubt about the Company's ability to continue as a going concern as defined by GAAP.

    The Company has evaluated its losses and negative cash flows from operations and has determined that these conditions gave rise to substantial doubt about its ability to continue as a going concern as defined under GAAP.

    Management has been trying to sell the Company or alternatively, it will suspend operations.

    Revenue recognition
    Effective October 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition does not apply to revenue associated with interest income.

    Management fees and profits from participation in municipal securities underwritings are deemed earned and are recorded on the closing date of each underwriting or when all of the activities related to the underwriting are substantially completed, whichever is sooner.

    Financial advisory fees are recorded as revenue when services have been completed and constraints are removed.

2. **Summary of Significant Accounting Policies (continued)**

The Company had $5,000 of receivables from contracts with customers as of October 1, 2018 which were collected during the year ended September 30, 2019. There were no contract assets or liabilities at October 1, 2018 or September 30, 2019.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the matters which are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and state jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
In accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basic differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company uses the cash basis for tax return purposes.

At September 30, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Fixed Assets
Fixed assets recorded are the subject of a capital lease for this asset.

3. **Income Taxes**

At September 30, 2019, the Company has net operating loss carryforwards of approximately $331,000 for federal tax purposes expiring in 2033, and $320,000 for state tax purposes expiring in 2031 resulting in a deferred tax asset of approximately $93,000. Deferred tax assets resulting from accrual to cash adjustments amounted to $14,000 for federal and $6,000 for state tax purposes.

A valuation allowance has been recorded in the current year against the total value of the deferred tax assets as the Company believes it is more likely than not that this benefit will not be realized.

The difference between the federal statutory rate and the Company's effective tax rate is primarily due to minimum state taxes and items not deductible for tax purposes.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of approximately $164,000 which exceeded the required net capital by approximately $64,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(ii) of that rule.

5. **Related Party Transaction**

Approximately $1,000 is due from officer as of September 30, 2019. The amount is non-interest bearing.

6. **Leases**

Premises

Management entered into a new lease agreement for office space commencing on January 1, 2019 and expiring on March 31, 2023. The lease included a provision for rental of "Swing Space" which the Company utilized until the renovation of new premises was completed on June 12, 2019. The approximate future annual rental commitments under the lease, as of September 30, 2019 are as follows:

Year Ending September 30,	Total Commitment	
2020	$	36,000
2021		36,000
2022		36,000
2023		18,000
	$	126,000

Powell Capital Markets, Inc.

Notes to Financial Statement
September 30, 2019

6. **Leases (continued)**

   <u>Equipment</u>

   The Company is the lessee of equipment under a capital lease expiring in May 2024. The lease liability and associated assets are recorded at the present value of the minimum lease payments. Aggregate future minimum annual rental payments in the years subsequent to September 30, 2019 are as follows:

Year Ending September 30,	Commitment
2020	$ 6,900
2021	6,900
2022	6,900
2023	6,900
2024	4,600
	$ 32,200

   Fixed assets consist of the following at September 30, 2019.

Office equipment	$ 34,236
Less: Accumulated depreciation	2,282
	$ 31,954

7. **Off-balance sheet risk and concentration of credit risk**

   Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

   In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $25,000.

   The Company maintains its cash balances in multiple financial institutions.

8. **Profit Sharing Plan**

The Company has a profit sharing plan, which covers all employees that meet certain eligibility requirements. Non-elective employer safe harbor contributions are required each year at 3% of compensation for eligible participants.

9. **New Accounting Pronouncements**

Effective for the fiscal year beginning October 1, 2019, any leases will be subject to ASU 2016-02, which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. The Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance.

10. **Subsequent Events**

Subsequent to September 30, 2019, the Company's net capital fell below its minimum requirement. No securities transactions were consummated or are expected to be consummated during the period of deficiency.

The Company has filed for approval by FINRA of an agreement subordinating $46,326 of its indebtedness. Upon approval, the Company expects that its net capital will no longer be deficient.